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                             June 2, 2022

       Glenn Renzulli
       Chief Financial Officer
       Paya Holdings Inc.
       303 Perimeter Center North, Suite 600
       Atlanta, Georgia 30346

                                                        Re: Paya Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            Form 8-K Filed May
10, 2022
                                                            File No. 001-39627

       Dear Mr. Renzulli:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 55

   1. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying
the intermediate causes. For example, you indicate that selling, general and
administrative expenses increased due to increases in compensation and benefits, technology
related costs, professional services, insurance and stock
                                                        compensation expense.
You should elaborate to explain why these items increased. See
                                                        SEC Release No.
34-48960.
 Glenn Renzulli
Paya Holdings Inc.
June 2, 2022
Page 2
Form 8-K Filed May 10, 2022

Exhibit 99.1, page 5

2. We note your disclosure of gross profit and gross profit margin which exclude depreciation and amortization. Please explain why these are not non-GAAP measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at
(202) 551-
3336 with any questions.



FirstName LastNameGlenn Renzulli                           Sincerely,
Comapany NamePaya Holdings Inc.
                                                           Division of
Corporation Finance
June 2, 2022 Page 2                                        Office of Trade &
Services
FirstName LastName